SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                 SCHEDULE 13G
                                (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                              (Amendment No. 1)


                          Dollar General Corporation
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                               (Name of Issuer)


                                 Common Stock
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                        (Title of Class of Securities)


                                 256669 10 2
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                                (CUSIP Number)


                              December 31, 2004
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           (Date of Event Which Requires Filing of this Statement)


    Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)

          [_]  Rule 13d-1(c)

          [X]  Rule 13d-1(d)

CUSIP No. 256669 10 2                  13G                  Page 2 of 5 Pages
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1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


                 Cal Turner, Jr.
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

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3.   SEC USE ONLY



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4.   CITIZENSHIP OR PLACE OF ORGANIZATION


                United States of America
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  NUMBER OF    5.   SOLE VOTING POWER

   SHARES                      10,351,769 Shares
               ----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY                     8,126,037 Shares
               ----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING                    10,351,769 Shares
               ----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH                        8,126,037
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9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            18,477,806 Shares

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10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]
     [ ]
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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                        5.6%

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12.  TYPE OF REPORTING PERSON*


                        IN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 256669 10 2                  13G                  Page 3 of 5 Pages
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Item 1(a).       Name of Issuer:

                 Dollar General Corporation

Item 1(b).       Address of Issuer's Principal Executive Offices:

                 100 Mission Ridge
                 Goodlettsville, TN  37072

Item 2(a).       Name of Person Filing:

                 Cal Turner, Jr.

Item 2(b).       Address of Principal Business Office or, if none, residence:

                 c/o The Family Office, LLC
                 138 Second Avenue North, Suite 200
                 Nashville, TN  37201

Item 2(c).       Citizenship:

                 United States of America

Item 2(d).       Title of Class of Securities:

                 Common Stock

Item 2(e).       CUSIP Number:

                 256669 10 2

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

        (a)[ ]   Broker or dealer registered under Section 15 of the Act,

        (b)[ ]   Bank as defined in Section 3(a)(6) of the Act,

        (c)[ ] Insurance company as defined in Section 3(a)(19) of the Act,

        (d)[ ] Investment company registered under Section 8 of the Investment Company Act,

        (e)[ ]   Investment adviser in accordance with Rule 13d-1(b)(1)
                 (ii)(E),

        (f)[ ] Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F),

        (g)[ ] Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),

        (h)[ ]   Saving association as defined in Section 3(b) of the
                 Federal Deposit Insurance Act,
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CUSIP No. 256669 10 2                  13G                  Page 4 of 5 Pages
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        (i)[ ]   Church plan that is excluded from the definition of
                 investment company under Section 3(c)(14) of the Investment Company Act,

        (j)[ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

         (a)     Amount Beneficially Owned:

                 18,477,806 Shares.

         (b)     Percent of Class:

                 Approximately 5.6%.

         (c)     Number of shares as to which such person has:

                 (i)    Sole power to vote or to direct the vote:

                        10,351,769 Shares.

                 (ii)   Shared power to vote or to direct the vote:

                        8,126,037 Shares.

                 (iii)  Sole power to dispose or to direct the disposition of:

                        10,351,769 Shares.

                 (iv)   Shared power to dispose or to direct the disposition of:

                        8,126,037 Shares.

Item 5.  Ownership of Five Percent or Less of a Class.

                 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                 Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                 Not applicable

CUSIP No. 256669 10 2                  13G                  Page 5 of 5 Pages
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Item 8.  Identification and Classification of Members of the Group.

                 Not applicable.

Item 9.  Notice of Dissolution of a Group.

                 Not applicable.

Item 10.         Certification.

         Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Date: February 15, 2005


                              /s./ Cal Turner, Jr.
                              --------------------------------------------
                              Cal Turner, Jr.